FOR IMMEDIATE RELEASE

        August 1, 1997 -- NationsBank today announced that it has settled claims brought by certain customers who bought non-depository investments from NationsSecurities and its predecessors. The specific allegations focused on events during 1993 and 1994. At that time, NationsSecurities was a joint venture between NationsBank and Dean Witter. This comprehensive agreement resolves all customer class-action claims against NationsSecurities.

        "We vigorously deny the allegations in the various suits this agreement settles. We chose to resolve this matter in a way that best serves our customers," said John W. Munce, the NationsBank executive presently responsible for consumer investing. "Protracted litigation is a distraction from our real business. We are concentrating fully on our highest priority -- serving the investment needs of our customers," Munce added.

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        Customers who purchased investment products will participate in a $29 million class action settlement, less up to $10 million in plaintiffs' attorneys fees. Plaintiffs' attorneys have determined the formula by which the funds are to be distributed to customers, subject to court approval.

        The plaintiffs in various suits alleged, in part, that they did not understand the possible effects of changing market conditions on investments. They also alleged that they believed that stocks, bonds and mutual funds were guaranteed by the government or the bank against loss.

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        Media Contact:  Ann Anderson (704) 386-3100